SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

As previously reported, on April 3, 2017, MER Telemanagement Solutions Ltd. (the “Company”) received a NASDAQ Staff (the “Staff”) Determination Letter indicating that it has failed to comply with the continued listing requirement that the Company maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff is therefore reviewing the Company’s eligibility for continued listing on The NASDAQ Capital Market. Also as previously reported, the Company developed and submitted a plan to regain compliance with the shareholder’s equity requirement and on June 14, 2017, the Staff granted the Company an extension of time to regain compliance with Rule 4320(e)(2)(B) until August 15, 2017.

On August 14, 2017, the following transactions were consummated by the Company:

1.	The debt recorded in the Company’s balance sheet owed to the former shareholders of Vexigo Ltd. in the amount of approximately $1.2 million was converted (the “Debt Conversion”) into warrants (the “Conversion Warrants”) to acquire an aggregate amount of 1,200,000 of the Company’s ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”). The Conversion Warrants are valid for a period of five years and are exercisable at an exercise price of $0 per Ordinary Share commencing on the second anniversary of the issuance date of the Conversion Warrants. During the two year period following issuance of the Conversion Warrants, the Company has an option to purchase all or a portion of the Conversion Warrants at a price per issuable Ordinary Share of $1.00.

2.	The Company completed the sale of 602,409 of its Ordinary Shares for an aggregate purchase price of $400,000 in a private placement (the “Private Placement”) pursuant to a Share Purchase Agreement between the Company and: (i) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of the Company’s Board of Directors and Mr. Kobi Ram, the CEO of Vexigo Ltd., (ii) Mr. Haim Mer, the Company’s Chairman of the Board, (iii) Mr. Roger Challen, a member of the Company’s Board of Directors, and (iv) Lior Salansky, the Company’s former CEO. The Private Placement was approved by the Company’s shareholders at the Annual General Meeting held on August 13, 2017.

An unaudited consolidated balance sheet as of June 30, 2017 on an actual basis and on a pro forma basis giving effect to the aforementioned transactions is attached hereto as Exhibit 99.1. The Debt Conversion and the Private Placement increased the Company’s shareholders’ equity by approximately $1.6 million, which is sufficient to enable the Company to regain compliance with NASDAQ’s minimum shareholders’ equity requirement as demonstrated by the attached pro forma balance sheet. The Company believes it satisfies the shareholders’ equity requirement as of the date of this report.

NASDAQ has advised the Company that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/ Alon Mualem
Alon Mualem
Chief Financial Officer and Interim Chief Executive Officer

Date: August 15, 2017

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Unaudited consolidated balance sheet as of June 30, 2017 on an actual basis and on a pro forma basis.